SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE ANNOUNCES $530K WORTH OF DEALS DONE IN ONE

DAY; NEW DAILY RECORD IN RECORD-BREAKING WEEK

August 13th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MARYLAND - Snipp Interactive Inc. (TSX VENTURE: SPN) ("Snipp"), an international provider of marketing promotions, loyalty and reward solutions listed on the TSX Venture Exchange, is pleased to announce that Tuesday, August 11, 2015 was a record breaking day for the company. The company managed to close on $530,000 worth of deals, its largest single day closing amount ever. The deals were across six promotions and for four different clients.

According to Snipp CEO Atul Sabharwal, “The largest single day haul wasn’t the only record we managed to break; we also managed to rake in our largest seven-day closing amount as well. We closed over $1 million in high-margin deals over the course of a single week – and even more if you look across a 10-day period. I am very pleased and proud of our sales efforts and the strength of the underlying product suite and the services we provide our customers.”

While the figures mentioned above reflect the total revenues booked, please note that the projects are spread across multiple time periods and the associated revenues will be recognized as per Snipp’s revenue recognition policies and not altogether in any one quarter.

Added David Hargreaves, Snipp’s Chief Client Officer, “This week’s success reflects a growing trend in our deals as we shift from single campaigns to bigger programs with recurring revenues, larger average deal sizes and significantly higher margins. Almost all these deals are using receipt validation as a key component in loyalty programs. Receipt processing has already proved itself in the short-term promotions space, and we are now seeing more and more brands wanting to integrate receipt processing into longer-term loyalty programs as the way to validate consumer purchases.”

About Snipp:

Snipp’s technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, rewards, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies.

Snipp is headquartered in Washington DC, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange. In June, 2015, Snipp acquired Hip Digital Media Inc., a leading digital rewards platform.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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